150 South Fifth Street Suite 2300 Minneapolis, Minnesota 55402 612-335-1500 Main 612-335-1657 Fax

Mark S. Weitz 612-335-1517 direct mark.weitz@leonard.com
November 25, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	LodgeNet Interactive Corporation Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 13, 2009 File No. 0-22334
Dear Mr. Spirgel:
We represent LodgeNet Interactive Corporation (f/k/a LodgeNet Entertainment Corporation), a Delaware corporation (“LodgeNet” or the “Company”) and have been authorized by them to respond to the Staff’s letter, dated November 12, 2009, and the seven itemized comments contained therein (the “Staff Comment Letter”). We have set forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response.
COMMENT #1: Capital Investment Per VOD Room, page 36
1. Tell us about the nature of the hotel capital contributions and how you account for these contributions in regards to installations and conversions. Refer to your basis in the accounting literature.
RESPONSE TO COMMENT #1:
LodgeNet develops, builds, and installs video on demand (VOD) and cable programming systems/equipment under contracts with lodging properties for a term of five to seven years. Depending on the historical hotel occupancy and guest buying pattern at the hotel, the Company may request a monetary contribution from the hotel to absorb some of the burden associated with the initial capital outlay in order to achieve an expected return on investment over the contracted term. Title and risk of ownership to this capital equipment does not transfer to the hotel whether or not a capital contribution is required from the hotel. The Company reduces its capital investment basis by the contribution from the hotel to ensure an appropriate cost basis is recognized during the “consumption of economic benefits” period matching the VOD

LAW OFFICES IN MINNEAPOLIS • MANKATO • ST. CLOUD • WASHINGTON, D.C.	A Professional Association
www.leonard.com

November 25, 2009

programming revenue stream received from the hotel guests over the term of the hotel contract. The hotel receives a commission from the Company based on the guest revenue generated.
As described above, although we enter into long term contracts with lodging properties to provide VOD services to their guests, the actual customer from which the Company generates revenue from VOD services is the hotel guest. Therefore, in assessing the appropriate accounting treatment for the capital contributions, we did not consider the up-front payment to be from the ultimate customer, but rather from the hotel. Although under US GAAP there is no guidance specific to accounting for up-front payments from third parties, we believe that treatment of the payment as a reduction to the cost of constructing the fixed asset is appropriate provided that the payment is based solely on a capital expenditure and no other conditions must be met.
The Company has evaluated the substance of the cash contribution under the capital reduction model and, alternatively, under a revenue model. Under a revenue model, the cash contribution would be deferred and recognized ratably over the economic term of the contract. Correspondingly, the asset cost would also be deferred and recognized over the same term. For the reporting periods ended 2006, 2007, and 2008, the average revenue under this model would be approximately $2.7 million per year, or less than 1% of the Company’s 2008, 2007, and 2006 revenues of $533.9 million, $485.6 million, and $288.2 million, respectively. The corresponding cost to match the revenue under this model would also be approximately $2.7 million per year. Thus, if the Company were to recognize the capital contribution under a revenue model, the net impact to the Company’s operating income reported on Form 10-K would be zero. Additionally, the cash contribution would be grossed up on the balance sheet under deferred revenue and the asset value would increase by the same amount. This revenue model exhibits an alternative classification of the cash contribution as revenue, which is not material, but would be inconsistent with the substance of Company’s business where the Company invests assets to generate VOD programming revenue primarily from the hotel guests.
Based upon the Company’s evaluation of both the capital reduction and revenue models, the Company believes the reduction of capital investment is an appropriate method applied to ensure matching of the VOD programming revenue stream received from the hotel guests to the cost basis of the asset generating that revenue and the alternative method considered would have an immaterial impact on the Company’s financial statements for all periods presented.
COMMENT #2: Critical Accounting Policies, page 51
2. We note that goodwill comprises of approximately 17% of your total assets as of December 31, 2008. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of your goodwill. Specifically, for each reporting unit in which fair value is not substantially in excess of carrying value we believe you should provide the following information:

November 25, 2009

•	Percentage by which fair value exceeded the carrying value as of the date of your most recent test;

•	Description of the methods and key assumptions as used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
In addition, we understand that you may have material amount of goodwill allocated to a reporting unit at risk but concluded that a material charge is unlikely even if step one was failed. If so, please disclose this conclusion and the rationale supporting it.
Alternatively, you may disclose that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk. We note that you recognized $11.2 million goodwill impairments in 2008 related to two of your business lines.
RESPONSE TO COMMENT #2:
The Company will comply with this comment by adding the following disclosure within the Critical Accounting Policies of its prospective Report on Form 10-K to ensure the disclosure is more robust and comprehensive. The below disclosure specifically provides information regarding the percentages by which fair value is in excess of or less than carrying value, and discloses the key assumptions underlying the percentages as well as the uncertainties, and events that could negatively impact the key assumptions. Also, consistent with the guidance set forth in the December 8, 2008 speech by Robert G. Fox of the Staff, the following disclosure describes the reconciliation of the Company’s market capitalization as determined by market price and the number of common shares outstanding.
Goodwill impairment
As disclosed in Note 17, we have two reportable segments, Hospitality and Other. Other includes our immaterial Healthcare and Advertising reporting units, for which only the Advertising unit contains goodwill within this segment. FASB ASC Topic 350 requires a two-step impairment test for goodwill. The first step is to compare the carrying amount of the reporting unit’s net assets to the fair value of the reporting unit. As of December 31, 2008, our Hospitality segment’s fair value was significantly in excess of carrying value. In addition, as of December 31, 2008, our Advertising unit’s carrying value of $14.1 million exceeded its fair value of $12.1 million, or 14.4% below the carrying value. We estimate fair value by utilizing a discounted cash flow analysis based on key assumptions and estimates. We then reconcile the aggregate reporting unit’s fair value to our indicated market capitalization. Key assumptions used to determine the Advertising unit fair value include projections of revenue and cost data,

November 25, 2009

capital spending, growth, and operating earnings factored for the economic deterioration and expected timing of a recovery from the business downturn. Certain costs within the Advertising reporting unit are fixed in nature; therefore, incremental revenue that exceeds the fixed cost threshold would significantly improve cash flow and recoverability of goodwill.
If the carrying amount exceeds the fair value, then the second step must be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill. For the year ended 2008, we recorded an impairment charge of $11.2 million as a component of income from continuing operations.
Although conditions are expected to steadily recover over the next 18 to 24 months, the determination of fair value requires us to make significant estimates and assumptions. These estimates may differ from actual results due to inherent uncertainty such as continuing deterioration in market conditions prohibiting expected revenue recovery levels. Due to the economic conditions, the Advertising unit could continue to be adversely impacted by conditions affecting businesses that want to promote within the lodging space. Advertising revenue is closely linked to the performance of products and services sold to business and leisure travelers. If hotel occupancy rates continue to decline as a result of reduced travel, advertisers may be less inclined to promote their products within the lodging space. The significant slow-down in economic activities described above could adversely impact our business, financial condition, and results of operations. Consequently, our goodwill may be impaired if the market conditions further deteriorate or the capital market further erodes.
COMMENT #3 Base Salaries, Page 16
3. We note your disclosure that increases in salary were based, in part, on the individual’s level of responsibility, skill, experience and performance as well as market data. In future filings please provide more analysis of the factors the Compensation Committee considers in its determination of the base salary for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.
RESPONSE TO COMMENT #3:
In future filings the Company will provide additional detail with respect to the factors considered in base salary adjustments. Please note that in 2009 there were no base salary adjustments, and that none are currently planned for 2010. However, when base salary adjustments are reinstated, the factors considered by the Compensation Committee will be discussed in more detail in future filings. For example, the factors considered by the Compensation Committee with respect to the base salary adjustments made in 2008 included retaining the services of Mercer Human Resource Consultants, a third party compensation consultant, to determine how the salaries of the named executive officers compared to comparable positions in other companies, taking into account the integration of On Command Corporation and its subsidiaries in April 2007, which effectively doubled the size of the Company. As a result of this study, it was determined that Mr. Petersen’s compensation was substantially below market, and the Compensation Committee raised Mr. Petersen’s base compensation by 26.5% to bring his salary within the range of comparable

November 25, 2009

positions. The Committee also considered significant changes in job responsibilities, and awarded Mr. Scott Young a base salary increase of 9.8%, reflecting the fact that he assumed responsibility for managing the Company’s sales operations in early 2008. Messrs. Bankers and Naro received base salary adjustments of 4.7%, based on the Compensation Committee’s consideration of their job performance during 2007. Mr. Ritondaro, who had previously advised the Company of an intent to retire, received a base salary adjustment of 3%.
COMMENT #4 Bonus Plan, Page 17
4. We note that the potential bonus payouts in 2008 were tied to achievement of specified financial targets for the individual executive. In future filings, please disclose, for each named executive officer, the performance targets and thresholds for each performance goal and the extent to which each performance goal was actually met. See Items 402(b)(2)(v) and (vii) of Regulation S-K.
RESPONSE TO COMMENT #4:
In connection with the 2008 bonus plan, all participants had the same targets, which were based on key components the Company’s business plan — adjusted net income, new revenue growth, free cash flow, and personal achievement. As noted in the proxy statement, no named executive officer received a bonus for 2008, as the relevant targets were not achieved. In future filings, the Company will disclose the targets and thresholds and will thereafter report on the extent the performance goals were achieved. Please note that insofar as no bonus plan was established for 2009 and no bonuses are to be paid, such disclosure will not be relevant until a new plan is established.
COMMENT #5
5. If performance targets are based on non-GAAP financial measures, please disclose how the number is calculated from the Company’s financial statements. In this regard, we note the performance goals based on adjusted net income and free cash flow under your bonus plan and the performance goals based on adjusted net cash flow per share under your long-term incentive plan. Refer to Instruction 5 to Item 402.
RESPONSE TO COMMENT #5:
The definitions of non-GAAP financial measures used by the Company are regularly disclosed in other filings, but will be included in the future proxy statement filings for ease of reference.
COMMENT #6 Long Term Incentives, Page 18
6. In future filings, please discuss more specifically what amount of stock options were awarded and how the factors used to determine the size of the grants resulted in the actual amount of stock options awarded.
RESPONSE TO COMMENT #6:

November 25, 2009

The number of stock options awarded is disclosed in the Grant table, but the Company agrees that for ease of reference the amounts will be repeated in the Compensation Discussion and Analysis section of future filings. Future filings will also include more discussion of the factors considered by the Compensation Committee in determining the size of option grants.
COMMENT #7 Grants of Plan-Based Awards, page 22
7. In future filings, please disclose the estimated future payouts under non-equity and equity incentive plan awards. Note that you are required to provide this information whether or not the performance targets were achieved or whether payouts were made.
RESPONSE TO COMMENT #7:
The Company acknowledges that estimated future payouts under non-equity and equity incentive plan awards are required to be disclosed in the applicable table, and the Company will include the information in future filings to the extent that it has non-equity or equity incentive plans. Please note that at the time of the 2008 proxy statement, no future payouts were contemplated under non-equity or equity incentive plans. The only recent equity or non-equity incentive plan, which consisted of performance stock units issued in 2006, was fully vested at the time of the filing, and no future payouts were contemplated. All other equity awards were not contingent on reaching a specified performance goal, and thus were included in column (i) of the applicable table.
The Company believes the above responses address the questions and concerns expressed within the SEC Staff Comment Letter dated November 12, 2009.
In addition, the Company has authorized us to inform you that it specifically acknowledges 1) that it is responsible for the adequacy and accuracy of the disclosure contained in its filings; 2) that Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517. We thank you for your cooperation.
Very truly yours,

LEONARD, STREET AND DEINARD
/s/ Mark S. Weitz
Mark S. Weitz

cc:	Gary Ritondaro Jim Naro Diep Doan